UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden | |
| hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

 SEC Mail Processing
Section

OCT 2 8 2011

Washington, DC

| SEC FILE NUMBER |
|---|
| 8- 50121 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___09/01/10___ AND ENDING___08/31/11___
MM/DD/YY            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  WINSTON ADVISORS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

25 WILDWOOD ROAD, SUITE 204
(No. and Street)

| STAMFORD | CT | 06903 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH P. ACHENBAUM
(203) 322-1933
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – <em>if individual, state last, first, middle name</em>)

| PMB 335, 123 NASHUA RD, UNIT 17 | LONDONDERRY | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, JOSEPH P. ACHENBAUM _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSTON ADVISORS, LLC _____ , as of AUGUST 31 _____ , 20 11 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_Joseph P. Achenbaum_

_____
Signature

MANAGING MEMBER
_____
Title

LAJUAN T. WRIGHT
Notary Public, State of Connecticut
My Commission Expires 02-28-2014

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINSTON ADVISORS, LLC

FINANCIAL STATEMENTS

AUGUST 31, 2011

# BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17     LONDONDERRY, NH 03053     TEL. (603) 889-4243

FAX (603) 882-7371

## Independent Auditor's Report

To the Members' of
Winston Advisors, LLC
Stamford, CT

I have audited the accompanying statement of financial condition of Winston Advisors, LLC as of August 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winston Advisors, LLC as of August 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Brace & Associates, PLLC*

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
October 25, 2011

# WINSTON ADVISORS, LLC

## STATEMENT OF FINANCIAL CONDITION

## AUGUST 31, 2011

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 21,207 |
| Prepaid expenses | 1,810 |
| Receivable from member | 1,804 |
| Furniture and equipment, at cost less, accumulated depreciation of $34,284 | 1,778 |
| Securities owned: | |
| Marketable securities at fair value | 7,107 |
| | $ 33,706 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---:|
| Accounts payable, accrued expenses, and other liabilities | $ 9,149 |
| | 9,149 |
| Members' equity | 24,557 |
| | $ 33,706 |

The accompanying notes are an integral part of these financial statements.

# WINSTON ADVISORS, LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED AUGUST 31, 2011

| | | |
|---|---|---:|
| Revenues: | | |
| Fee income | $ | - |
| Other income | | - |
| Unrealized gain/(loss) | | 1,734 |
| | | |
| | | 1,734 |
| | | |
| Expenses: | | |
| Communications | $ | 4,462 |
| Interest expense | | 150 |
| Occupancy | | 929 |
| Other expenses | | 41,828 |
| | | |
| | | 47,369 |
| | | |
| Net income (loss) | $ | (45,635) |

The accompanying notes are an integral part of these financial statements.

# WINSTON ADVISORS, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

## FOR THE YEAR ENDED AUGUST 31, 2011

| | |
|---|---:|
| Members' equity at beginning of year | $ 63,312 |
| Members' contributions during the year | 6,880 |
| Net income (loss) | (45,635) |
| Members' equity at end of year | $ 24,557 |

# WINSTON ADVISORS, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED AUGUST 31, 2011

| | | | |
|---|---|---:|---:|
| Cash flows from operating activities: | | | |
| Net income (loss) | | | $ (45,635) |
| Adjustments to reconcile net income | | | |
| to net cash used by operating activities: | | | |
| Depreciation | | $ 929 | |
| Unrealized gain | | (1,734) | |
| (Increase) decrease in operating assets: | | | |
| Decrease in due from member | | 12,670 | |
| Increase in prepaid expenses | | (858) | |
| Increase (decrease) in operating liabilites: | | | |
| Increase in accounts payable, accrued expenses | | 3,149 | |
| Total adjustments | | | 14,156 |
| Net cash provided by operating activities | | | (31,479) |
| Cash flows from investing activities: | | | |
| Purchase of office equipment | | (600) | |
| Members' contributions | | 6,880 | 6,280 |
| Cash flows from financing activities: | | | |
| None | | | - |
| Net decrease in cash | | | (25,199) |
| Cash at beginning of the year | | | 46,406 |
| Cash at end of the year | | | $ 21,207 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

| | |
|---|---:|
| Interest | $ - |
| Income taxes | $ - |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

## NOTE 1-   SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

The Company was organized on November 11, 1996 as a Connecticut Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the members' liability is limited to their investment. It was founded to provide specialized capital raising and investment banking advisory services to mid-sized companies. The term of the Company is for 30 years, terminating in December 2026, unless terminated earlier. The term may be extended by amendment of the operating agreement.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended August 31, 2011, depreciation expense was $929.

### Marketable Equity Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. At August 31, 2011, these securities at fair value consist of the securities valued at $7,107. The net change in net unrealized holding gains/losses on trading equity securities in the amount of $1,734 has been charged to earnings for the period ended August 31, 2011.

### Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the members' are not liable for the debts of the Company.

### Management's Review for Subsequent Events

Management had evaluated subsequent events through October 25, 2011, the date which the financial statements were available to be issued.

# WINSTON ADVISORS, LLC

## NOTES TO FINANCIAL STATEMENTS

## AUGUST 31, 2011

### NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1, was $18,099 at August 31, 2011, which exceeded required net capital of $5,000 by $13,099. The ratio of aggregate indebtedness to net capital at August 31, 2011 was 50.5%.

### NOTE 3- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

### NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's member uses the Company's credit card for personal expenses, for which the Company is reimbursed by the member. The member also uses personal credit cards to pay for Company expenses for which the Company reimburses the member. As of August 31, 2011, the member owed the Company $1,804.

WINSTON ADVISORS, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED AUGUST 31, 2011

# WINSTON ADVISORS, LLC

## SCHEDULE I

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
## PURSUANT TO RULE 15c3-1

### AUGUST 31, 2011

| | | |
|---|---|---:|
| Total ownership equity from statement of financial condition | $ | 24,557 |
| Total nonallowable assets from statement of financial condition | | (5,392) |
| Net capital before haircuts on securities positions | | 19,165 |
| Haircuts on securities | | (1,066) |
| Net capital | $ | 18,099 |
| Aggregate indebtedness: | | |
|     Total A.I. liabilities from statement of financial condition | $ | 9,149 |
|     Total aggregate indebtedness | $ | 9,149 |
|     Percentage of aggregate indebtedness to net capital | | 50.5% |
| Computation of basic net capital requirement: | | |
|     Minimum net capital required (6-2/3% of A.I.) | $ | 610 |
|     Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
|     Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 13,099 |
| Excess net capital at 1000% | $ | 17,184 |

# WINSTON ADVISORS, LLC

## RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
### (X-17A-5)
### AT AUGUST 31, 2011

## SCHEDULE I (CONTINUED)

| | FOCUS REPORT - PART IIA PERIOD ENDED August 31, 2011 | ADJUSTMENTS | ANNUAL FINANCIAL STATEMENTS AT August 31, 2011 |
|---|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | | |
| Total ownership equity from statement of financial condition | $ 24,637 | $ (80) | $ 24,557 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from statement of financial condition | 5,392 | - | 5,392 |
| Haircuts on securities | 1,066 | - | 1,066 |
| Total deductions | 6,458 | - | 6,458 |
| Net capital | $ 18,179 | $ (80) | $ 18,099 |

# SCHEDULE II

## WINSTON ADVISORS, LLC

### INFORMATION RELATING TO POSSESSION OR CONTROL
### REQUIREMENTS UNDER SEC RULE 15c3-3

### AUGUST 31, 2011

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

**SCHEDULE III**

**WINSTON ADVISORS, LLC**

**SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS**

**AUGUST 31, 2011**

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

## SCHEDULE IV

## WINSTON ADVISORS, LLC

## COMPUTATION FOR DETERMINATION OF
## RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
## RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## AUGUST 31, 2011

Winston Advisors, LLC, is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

## Independent Auditor's Report on Internal
## Control Structure Required by SEC Rule 17a-5

Members' of
Winston Advisors, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Winston Advisors, LLC (the Company), for the year ended August 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Winston Advisors, LLC for the year ended August 31, 2011 and this report does not affect my report thereon dated October 25, 2011.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Brace & Associates, PLLC*

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
October 25, 2011

**BRACE & ASSOCIATES, PLLC**
*Certified Public Accountant*

WINSTON ADVISORS, LLC

SUPPLEMENTAL SIPC REPORT

AUGUST 31, 2011

# BRACE & ASSOCIATES, PLLC
## *Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17          LONDONDERRY, NH 03053          TEL. (603) 889-4243
FAX (603) 882-7371

Board of Directors
Winston Advisors, LLC
Stamford, CT


In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended August 31, 2011, which were agreed to by Winston Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Winston Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Winston Advisors, LLC's management is responsible for the Winston Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:


1) Compared listed assessment payments in form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2011, as applicable, with amounts reported in Form SIPC-7 for the year ended August 31, 2011, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the form SIPC-6 on which it was originally computed, noting no differences.


I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Brace & Associates, PLLC*

October 25, 2011


WINSTON ADVISORS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED AUGUST 31, 2011



**SCHEDULE OF ASSESSMENT PAYMENTS**


| | | |
|---|---|---|
| **General Assessment** | | $ 0 |
| **Less Payments Made:** | | |
| **Date Paid** | **Amount** | |
| 02-11-11 | $ 150 | |
| _____ | _____ | (150) |
| **Interest on late payment(s)** | | _____ |
| **Total Assessment Balance and Interest Due** | | $ 0 |
| **Payment made with Form SIPC 7** | | $ 0 |
| **Overpayment to be carried forward** | | $ (150) |


**See Accountant's Report**


WINSTON ADVISORS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED AUGUST 31, 2011

| | |
|---|---|
| **Total revenue** | $ 1,734 |
| **Additions:** | |
| **Various (list)** | |
| **Total additions** | $ 0 |
| **Deductions:** | |
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products | 0 |
| Revenues from commodity transactions | 0 |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | 0 |
| Net gain from securities in investment accounts | 1,734 |
| 100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date | 0 |
| Other | |
| **Total deductions** | $ 1,734 |
| **SIPC NET OPERATING REVENUES** | $ 0 |
| **GENERAL ASSESSMENT @ .0025** | $ 0 |

**See Accountant's Report**